EXHIBIT 4.7

                         PRIDE PETROLEUM SERVICES, INC.
                            LONG-TERM INCENTIVE PLAN


                                 FIRST AMENDMENT

            Pride Petroleum Services, Inc. (the "Company") has previously established the Pride Petroleum Services, Inc. Long-Term Incentive Plan (the "Plan"), which was approved by the Company's Board of Directors and its sole shareholder in 1988. Subject to shareholder approval, the Board of Directors of the Company hereby amends the Plan effective as of March 29, 1995, as follows:

            1. Section 5.1 of the Plan is amended by replacing "nine percent" in the first sentence thereof with "thirteen percent".

            2. A new Section 6.10 is added to the Plan to read as follows:

                  6.10 LIMITATION ON OPTION GRANTS. No Participant may be granted Options to purchase more than 1,000,000 shares of Common Stock during the life of the Plan.



                                    PRIDE PETROLEUM SERVICES, INC.